Exhibit 99.1

 NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES FIRST
QUARTER FISCAL 2009 RESULTS

Edmonton, Alberta, August 13, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2008.

All dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights

	Three Months Ended June 30,
	2008	2007
(dollars in millions)		(restated) (2)

Revenue	$259.0	$167.6
Gross profit	$47.6	$14.9
Gross profit percent	18.4%	8.9%
General and adminstrative expense	$19.2	$14.6
Operating income	$26.9	$(0.4)
Net Income	$19.1	$(8.6)
Consolidated EBITDA (1)
(as defined within the revolving credit agreement)	$36.7	$9.7
Capital spending	$59.3	$10.2

1.
For a definition of Consolidated EBITDA (as defined within the revolving credit agreement) and reconciliation to net income see “Non-GAAP Financial Measures” at the end of this release.  The Company focuses on Consolidated EBITDA as a key indicator of operating performance.  Unlike Consolidated EBITDA, management believes that net income and earnings per share, as reported, are not always indicative of the Company’s operating performance due to the impact of certain non-cash items, namely the unrealized foreign exchange gains and losses related to senior notes and unrealized gains and losses on derivative financial instruments.  The impacts of these items on current and prior period results are quantified in the discussion of results below. The term “as defined within the revolving credit agreement” replaces the term “per bank” used in prior filings. The definition has not changed.

2.
In preparing the financial statements for the year ended March 31, 2008, we determined that the previously issued interim unaudited consolidated financial statements for the three months ended June 30, 2007 did not properly account a price escalation features in a supplier maintenance contract as an embedded derivative. For a discussion on the impact of the restatement on the consolidated financial results for June 30, 2007 see “Restatement June 30, 2007” at the end of this release.

The Company achieved strong first quarter performance with continued growth in top and bottom-line results. Consolidated revenue of $259.0 million was up 54.5% from the

Exhibit 99.1

 NEWS RELEASE

same period a year ago, with gross profit more than tripling to $47.6 million. The combination of higher revenue and an 18.4% gross margin boosted Consolidated EBITDA (as defined within the revolving credit agreement) to $36.7 million, a 278.4% improvement over the previous year.

“We continued to capitalize on opportunities across Western Canada with a focus in the oil sands to deliver another quarter of strong growth,” said Rod Ruston, President and Chief Executive Officer. “Our impressive revenue performance was driven by high first quarter activity levels across all of our business segments.  Although we encountered challenges on one of our oil sands mining projects, our consolidated operations were significantly more profitable than a year ago. We were also successful in recovering a portion of fiscal 2007 pipeline-related losses.”

“We are pleased with the continued growth and momentum we are achieving in our business,” added Mr. Ruston.

Consolidated Results for the First Quarter of Fiscal 2009 Compared to the First Quarter of Fiscal 2008

First quarter consolidated revenue increased to $259.0 million, a 54.5% improvement over the same period last year.  The $91.4 million gain was led by continued strong revenue growth in the Heavy Construction and Mining segment and supported by the Pipeline and Piling segments.

First quarter gross profit increased to $47.6 million or 18.4% percent of revenue, compared to $14.9 million or 8.9% of revenue in the prior year.  In addition to the contribution of increased revenue, the key factors in the year-over-year improvement included the return to profitability of the Pipeline segment, a partial recovery of losses incurred on fixed-price pipeline contract executed in fiscal 2007, lower repair and maintenance costs and improvements to the management and purchasing of tires.

First quarter operating income increased to $26.9 million from an operating loss of $0.4 million in the prior year. The improvement resulted from higher gross profit and a reduction of general and administrative expense as a percentage of revenue to 7.4% from 8.7% in the prior year.

Net income increased to $19.1 million in the first quarter of fiscal 2009, from a net loss of $8.6 million (restated) last year. Basic earnings per share for the quarter were $0.53, compared to a net loss of $0.24 per share (restated) in the prior year.  Excluding the net effects of non-cash gains and losses on derivative financial instruments and foreign exchange, basic earnings per share would have been $0.42 per share compared to a net loss per share of $0.14 in the prior year.

Exhibit 99.1

 NEWS RELEASE

Segment Financial Highlights

	Three Months Ended June 30,
(dollars in millions)	2008	2007

Heavy Construction and Mining
Revenue	$189.4	$126.9
Segment profit	$21.4	$19.5
Segment profit percentage	11.3%	15.4%

Piling
Revenue	$42.5	$35.5
Segment profit	$8.7	$9.2
Segment profit percentage	20.4%	26.0%

Pipeline
Revenue	$27.1	$5.2
Segment profit	$8.9	$(1.2)
Segment profit percentage	33.0%	-23.1%

The Heavy Construction and Mining segment continued to benefit from robust oil sands activity achieving revenue of $189.4 million, a 49.3% increase compared to the same period in 2007.  The strong year-over-year revenue growth primarily reflects the positive impact of increased site preparation services provided to Petro-Canada’s new Fort Hills’ oil sands project and increased services provided under site service agreements with Albian Sands Energy Inc. (Albian) and Syncrude Canada Ltd. (Syncrude). Mining activity on Canadian Natural Resources Limited’s (Canadian Natural) Horizon project and construction activity at Suncor Energy Inc.’s (Suncor) Voyageur and Millennium Naphtha Unit projects continued to be key revenue contributors during the quarter.

First quarter profit from the Heavy Construction and Mining segment increased slightly to $21.4 million, reflecting the higher revenue partially offset by a lower profit margin as a result of production challenges on a single mining project. The Company is working with the customer to resolve these issues.  Generally, margins on all other projects in the Heavy Construction and Mining segment remained strong.

Revenue from the Piling segment grew by 19.7% to $42.5 million reflecting the ramp up of work on a major contract at Suncor’s new Voyageur project, strong commercial and industrial construction markets in Alberta and British Columbia and continued expansion in the fast-growing northern Saskatchewan market.

The Piling segment’s strong first quarter revenue gains were offset by lower margins, resulting in segment profit of $8.7 million, compared to $9.2 million last year. The lower margin primarily reflects the timing of receipt of outstanding change orders on a few contracts. Once change orders are finalized, the Company will be able to recognize the associated revenue.

Exhibit 99.1

 NEWS RELEASE

Pipeline results continued to improve in the first quarter, with revenue increasing to $27.1 million and segment profit increasing to $8.9 million from a loss of $1.2 million last year.  The year-over-year improvement reflects the positive impact of the Trans Mountain Expansion (TMX) Anchor Loop project for Kinder Morgan Canada and the recognition of $5.3 million of claims revenue relating to the recovery of losses incurred on a pipeline contract executed in fiscal 2007. As expected, activity on the TMX Anchor Loop project temporarily slowed during the spring break-up period but resumed once ground conditions permitted in early June.

“Fiscal 2009 is off to an excellent start with all three of our business segments driving our growth,” said Mr. Ruston. “Our prospects going forward remain strong,” said Mr. Ruston. “We are pursuing a diverse range of opportunities in all of our key markets and particularly in the oil sands, where the scale of projects continues to grow. Our biggest challenge is ensuring we have the people and the equipment to respond. We are continuing to build on our internal resources, while also actively pursuing opportunities that either consolidate our position and reputation in the oil sands or contribute to diversification by securing opportunities in other resource industries.”

“We expect our momentum will continue to build as the year progresses,” said Mr. Ruston.

Outlook

Continued development of the oil sands is expected to drive a significant portion of NAEP’s revenue in fiscal 2009.  In addition to existing mining and site services contracts with customers including Canadian Natural, Suncor, Syncrude and Albian, the Company also anticipates increased demand from Petro-Canada as the Fort Hills’ project, which commenced late in the 2008 fiscal year, continues to ramp up.

Outside of the oil sands, NAEP is providing constructability assistance to a number of potential mining customers for developments across Canada.  NAEP’s success with the Albian aerodrome project, meanwhile, has resulted in significant interest from customers looking to develop airstrips in northern Alberta.

Demand for the Company’s piling services is expected to remain strong in fiscal 2009 with commercial construction activity at a high level in Western Canada.  A number of upgrader facilities are also being considered for the Edmonton area, providing opportunities to bid on larger-scale piling contracts.

As stated in the past, pipeline work is inherently variable and a slowdown in activity is anticipated once the TMX project concludes in October 2008. However, management sees significant long-term opportunities for this division given the number of new pipelines and expansions of existing pipelines planned for Western Canada to relieve limited capacity and accommodate growing oil sands production. NAEP believes that its

Exhibit 99.1

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success on the large and environmentally-demanding TMX project, positions the Company to compete effectively as the new pipeline projects are tendered.

Overall, the outlook for all three business segments remains positive and the Company will continue to focus on strong business execution as it moves forward.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its  first-quarter, 2009 fiscal year  financial results tomorrow, Thursday, August 14, 2008, at 9:30 am Eastern time.

The call can be accessed by dialing:

Toll Free: 1-866-585-6398 or International: 1-416-849-9626

A replay will be available through August 29, 2008 by dialing:

Toll Free: 1-866-245-6755 International: 1-416-915-1035 (Passcode: 739042)

Exhibit 99.1

 NEWS RELEASE
Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)

	June 30, 2008	March 31, 2008
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$51,332	$32,871
Accounts receivable	127,554	166,002
Unbilled revenue	89,533	70,883
Inventory	6,900	110
Prepaid expenses and deposits	8,594	9,300
Other assets	-	3,703
Future income taxes	10,563	8,217
	294,476	291,086

Future income taxes	8,889	18,199
Assets held for sale	860	1,074
Plant and equipment	331,575	281,039
Goodwill	200,072	200,072
Intangible assets, net of accumulated amortization of $2,384 (March 31, 2008 - $2,105)	1,850	2,128
	$837,722	$793,598

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	148,578	113,143
Accrued liabilities	30,025	45,078
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	12,328	4,772
Current portion of capital lease obligations	4,747	4,733
Current portion of derivative financial instruments	4,803	4,720
Future income taxes	9,467	10,907
	209,948	183,353

Deferred lease inducements	915	941
Capital lease obligations	9,968	10,043
Director deferred stock unit liability	459	190
Senior notes	195,613	198,245
Derivative financial instruments	90,978	93,019
Asset retirement obligation	726	-
Future income taxes	24,620	24,443
	553,227	510,234

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – 36,036,476 voting common shares (March 31, 2008 – 35,929,476 voting common shares)	299,871	298,436
Contributed surplus	3,824	4,215
Retained earnings (deficit)	800	(19,287)
	304,495	283,364

	$837,722	$793,598

Exhibit 99.1

 NEWS RELEASE

Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Retained Earnings (Deficit)
(in thousands of Canadian dollars, except per share amounts)
(Unaudited)

	Three months ended June 30,
	2008	2007 Restated

Revenue	$258,987	$167,627
Project costs	148,631	94,673
Equipment costs	45,811	45,139
Equipment operating lease expense	8,798	3,935
Depreciation	8,158	8,976

Gross profit	47,589	14,904
General and administrative costs	19,215	14,627
Loss on disposal of plant and equipment	1,144	269
Loss on disposal of asset held for sale	22	316
Amortization of intangible assets	278	70

Operating income before the undernoted	26,930	(378)
Interest expense	6,449	6,809
Foreign exchange gain	(1,641)	(17,100)
Realized and unrealized (gain)/loss on derivative financial instruments	(2,265)	21,514
Other income	(18)	(108)
Income (loss) before income taxes	24,405	(11,493)
Income taxes:
Current income taxes	-	21
Future income taxes (recovery)	5,309	(2,932)

Net income (loss) and comprehensive income (loss) for the period	19,096	(8,582)
Deficit, beginning of period – as previously reported	(19,287)	(55,526)
Change in accounting policy related to financial instruments	-	(3,545)
Change in account policy related to inventories	991	-

Retained Earnings (Deficit), end of period	$800	$(67,653)

Net income (loss) per share – basic	$0.53	$(0.24)

Net income (loss) per share – diluted	$0.52	$(0.24)

Exhibit 99.1

 NEWS RELEASE
Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30,
	2008	2007 Restated

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$19,096	$(8,582)
Items not affecting cash:
Depreciation	8,158	8,976
Amortization of intangible assets	278	70
Amortization of deferred lease inducements	(26)	-
Amortization of deferred financing costs	-	71
Loss on disposal of plant and equipment	1,144	269
Loss on disposal of assets held for sale	22	316
Unrealized foreign exchange gain on senior notes	(1,831)	(17,150)
Amortization of bond issue costs, premiums and financing costs	174	397
Unrealized change in the fair value of derivative financial instruments	(2,933)	20,846
Stock-based compensation expense	636	359
Accretion expense - asset retirement obligation	49	-
Future income taxes	5,309	(2,932)
Net changes in non-cash working capital	3,265	4,764
	33,341	7,404
Investing activities:
Acquisition, net of cash acquired	-	(1,581)
Purchase of plant and equipment	(59,349)	(10,193)
Additions to assets held for sale	-	(2,248)
Proceeds on disposal of plant and equipment	1,352	3,690
Proceeds on disposal of assets held for sale	192	10,200
Net changes in non-cash working capital	43,473	(4,358)
	(14,332)	(4,490)
Financing activities:
Decrease in revolving credit facility	-	(500)
Repayment of capital lease obligations	(1,225)	(802)
Issue of common shares	-	740
Stock options exercised	677	-
Financing costs	-	(767)
	(548)	(1,329)
Increase in cash and cash equivalents	18,461	1,585
Cash and cash equivalents, beginning of period	32,871	7,895
Cash and cash equivalents, end of period	$51,332	$9,480

Exhibit 99.1

 NEWS RELEASE

Restatement June 30, 2007

In preparing the financial statements for the year ended March 31, 2008, we determined that the previously issued interim unaudited consolidated financial statements for the three months ended June 30, 2007 did not properly account a price escalation features in a supplier maintenance contract as an embedded derivative.

The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet with changes in fair value recognized in net income.  The impact of this restatement on the Interim Consolidated Balance Sheet for the three months ended June 30, 2007 is an immaterial change to future income taxes (long-term assets), derivative financial instruments and retained earnings (all adjustments less than $0.1 million). The impact on the interim consolidated results for the three months ended June 30, 2007 is a decrease to realized and unrealized (gain) loss on derivative financial instruments of $2.4 million (restated as a loss of $21.5 million); an increase to income tax expense of $0.7 million (restated as a recovery of $2.9 million); and an improvement to net income of $1.7 million (restated as a loss of $8.6 million)

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company is Consolidated EBITDA (as defined within the revolving credit agreement). The Company provides a reconciliation of Consolidated EBITDA (as defined within the revolving credit agreement) to net income (loss) reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the non-GAAP financial measures and their reconciliation to reported net income and should not consider these non-GAAP financial measures in isolation or as substitutes for analysis of the Company’s results as reported under Canadian GAAP or U.S. GAAP.

Consolidated EBITDA (as defined within the revolving credit agreement)

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA (as defined within the revolving credit agreement) is a measure defined by our revolving credit facility.  This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to

Exhibit 99.1

 NEWS RELEASE

determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  For example, EBITDA and Consolidated EBITDA:

•	do not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	do not reflect changes in our cash requirements for, our working capital needs;

•	do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	exclude tax payments that represent a reduction in cash available to us; and

•	do not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA (as defined within the revolving credit agreement) excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. The term “as defined within the revolving credit agreement” replaces the term “per bank” used in prior filings. The definition has not changed.

  A reconciliation of net income (loss) to Consolidated EBITDA (as defined within the revolving credit agreement) is as follows:

Exhibit 99.1

 NEWS RELEASE

Consolidated EBITDA (as defined within the revolving credit agreement)

	Three Months Ended June 30,
	2008	2007
(dollars in millions)		(restated)

Net income	$19.1	$(8.6)
Adjustments:
Interest expense	6.4	6.8
Income taxes	5.3	(2.9)
Depreciation	8.2	9.0
Amortization of intangible assets	0.3	0.1
Unrealized foreign exchange (gain) loss on senior notes	(1.8)	(17.2)
Realized and unrealized (gain) loss on derivative financial instruments	(2.3)	21.5
Loss (gain) on disposal of equipment	1.2	0.3
Loss (gain) on assets held for sale	-	0.3
Stock-based compensation	0.3	0.4
Consolidated EBITDA
(as defined within the revolving credit agreement)	$36.7	$9.7

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as "believe”, "expect”, "anticipate”, "intend”, "plan”, "estimate”, "should”, "may”, "objective”, "projection”, "forecast”, "continue”, "strategy”, "position” or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this document.

Examples of such forward looking information in this document include but are not limited to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets, including

Exhibit 99.1

 NEWS RELEASE

(1) the development of the oil sands continuing to drive a significant portion of NAEP’s revenue in fiscal 2009, (2) demand increasing from Petro-Canada as the Fort Hills’ project ramps up and  (3) expected strong demand for the Company’s piling services; is subject to the risks and uncertainties that; anticipated major projects in the oil sands may not materialize due to changes in the long-term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, competitors may outbid the Company on major projects, the Company could lose a customer and suffer a significant reduction in business and cost overruns by customers on their projects may cause customers to terminate future projects; and is based on the assumption that long-term views of the economic viability of oil sands projects will not significantly change;

(B) information related to the Company’s ability to secure new projects, including (1) benefiting from the growing opportunities in Western Canada and (2) competing effectively as the new pipeline projects are tendered; is subject to the risk and uncertainty that the Company may be outbid by a competitor on major projects that are awarded based on bid proposals and is based on the assumption that the Company is successful in the bidding process.

(C) information related to the Company’s operating performance, including (1) the Company’s ability to build on internal resources, (2) the Company’s ability to build momentum as the year progresses and (3) the Company’s ability to focus on strong business execution as it moves forward; is subject to the risks and uncertainties that; the Company may be exposed to losses when estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, the Company may be unable to attract qualified personnel, it may be unable to obtain equipment and tires; and is based on the assumptions that the Company can continue to execute profitably under its contracts and secure financing for equipment purchases.

(D) the Company’s ability to consolidate its position and reputation in the oil sands or contribute to diversification by securing opportunities in other resource industries is subject to the risks and uncertainties that; the Company may be unable to find suitable acquisition opportunities, the Company may be unable to identify or bid successfully on acquisitions and the Company may be unable to achieve the expected benefits from any future acquisitions; and is based on the assumption that there are suitable acquisition targets available that enable the Company to consolidate its position and reputation in the oilsands or increase diversification.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking

Exhibit 99.1

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information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimated expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Form 40-F and annual information form filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the Securities and Exchange Commission and the Canadian Securities Administrators. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations, Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax: (780) 960-7103 Email: krowand@nacg.ca